SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————————

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2006

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of January 2006, incorporated by reference herein:

Exhibit

99.1 Release dated 13 January 2006, entitled "CONSOLIDATION OF THE OFFSHORE OPERATIONS OF DRDGOLD INTO EMPEROR MINES LIMITED ("EMPEROR")

99.2 Release dated 13 January 2006, entitled "DRDGOLD CIRCULAR"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 16, 2006   By: / Themba Gwebu
                                                                    Name: Themba Gwebu
                                                                    Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

Share code: DRD

ISIN: ZAE000058723

ARB number: 086 277 616

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

CONSOLIDATION OF THE OFFSHORE OPERATIONS OF DRDGOLD INTO EMPEROR MINES
LIMITED ("EMPEROR")

Shareholders are referred to the announcement published on SENS on 17 November 2005 regarding:
– the restructuring of DRDGOLD's offshore operations, which requires DRDGOLD shareholder approval in
terms of section 228 of the South African Companies Act, 1973 (Act 61 of 1973), as amended; and
- the sale by DRDGOLD's wholly owned subsidiary, DRD (Offshore) Limited, of its shares in DRD (Isle of
Man) Limited to Emperor Mines Limited (collectively, "the transactions").

A circular setting out full details of the transactions and containing a notice of general meeting has been
posted to DRDGOLD shareholders on Friday, 13 January 2006. The general meeting will take place at 10:00
(South African time) on Friday, 17 February 2006 at the registered office of DRDGOLD, Ebsco House 4,
299 Pendoring Avenue, Blackheath, Randburg, Johannesburg, 2195, to consider and, if deemed fit, pass the
resolution authorising the restructuring of DRDGOLD's offshore operations.

Johannesburg

13 January 2006

South African Corporate Adviser

QuestCo

Australian Corporate Adviser

ANZ Investment Bank

Sponsor

Standard Bank

Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action that you should take, please consult your banker, broker, legal adviser, accountant, Central Securities Depositary Participant or other professional adviser immediately.

If you have disposed of some or all of your shares in DRDGOLD Limited ("DRDGOLD shares"), or your interest in DRDGOLD shares, then a copy of this circular, together with the attached forms, should be forwarded to the purchaser to whom, or the stockbroker or agent through whom, you disposed of your DRDGOLD shares or your interest in DRDGOLD shares.

Full details of the action required by holders of DRDGOLD shares and holders of other documents of title in respect of DRDGOLD shares are set out on page 2 of this circular.

THIS DOCUMENT IS ISSUED UNDER THE SECURITIES REGULATION CODE ON TAKE-OVERS AND MERGERS AND THE RULES OF THE SECURITIES REGULATION PANEL (SOUTH AFRICA).

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE IN THE UNITED STATES OF AMERICA.



DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY
ARBN number: 086 277 616
JSE share code: DRD
ISIN: ZAE 000058723
("DRDGOLD" or "the company")

CIRCULAR TO DRDGOLD SHAREHOLDERS

regarding

– **the restructuring of DRDGOLD's offshore operations, which requires DRDGOLD shareholder approval in terms of section 228 of the South African Companies Act, 1973 (Act 61 of 1973), as amended; and**

– **the sale by DRDGOLD's wholly owned subsidiary, DRD (Offshore) Limited, of its shares in DRD (Isle of Man) Limited to Emperor Mines Limited;**

and incorporating

– **a notice of general meeting;**

– **a form of proxy (for use only by holders of certificated DRDGOLD shares, nominee companies of Central Securities Depositary Participants and by the holders of dematerialised DRDGOLD shares with "own name" registration); and**

– **a notice of direction (for use only by holders of CHESS Depositary Interests in respect of DRDGOLD shares).**

South African corporate adviser	Sponsor	South African attorney
		
Australian corporate adviser	**Independent technical expert to Emperor**	**Australian attorney**
		

Date of issue: 13 January 2006

Copies of this circular are available in English only and may be obtained from the registered office of DRDGOLD, the address of which is set out on the inside front cover of this circular.

CORPORATE INFORMATION AND ADVISERS

Secretary and registered office

T J Gwebu
Ebsco House 4
299 Pendoring Avenue
Blackheath
Johannesburg, 2195
(PO Box 390, Maraisburg, 1700)

Sponsor

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
3 Simmonds Street
Johannesburg, 2001
(PO Box 61344, Marshalltown, 2107)

Transfer secretaries in South Africa

Ultra Registrars (Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

Australian agent

Sygnum Financial Services
62 Colin Street
West Perth
Western Australia

French agents and Paris bearer reception office

Euro Emetteurs Finance
48 Boulevard des Batignolles
75850 Paris, Cedex 17
France

Transfer secretaries in the United Kingdom

St. James's Corporate Services Limited
6 St. James's Place
London SW1A 1NP

Independent technical expert to Emperor

Behre Dolbear Australia (Pty) Limited
Level 9, 80 Mount Street
North Sydney, New South Wales, 2060
(PO Box 1536, North Sydney, New South Wales, 2060)

Date of incorporation

16 February 1895

Place of incorporation

Pretoria

South African corporate adviser

QuestCo (Proprietary) Limited
(Registration number 2002/005616/07)
The Campus, 57 Sloane Street
1st Floor, Wrigley Field
Bryanston, 2021
(PO Box 3851, Dainfern, 2055)

Australian corporate adviser

ANZ Investment Bank – Mergers and Acquisitions
(an operating division of Australia and
New Zealand Banking Group Limited
ABN: 11 005 357 522)
Level 17, 20 Martin Place
Sydney, New South Wales
Australia, 2000

South African attorney

Bowman Gilfillan Inc.
(Registration number 1998/021409/21)
165 West Street
Sandton, 2146
(PO Box 785812, Sandton, 2146)

Australian attorney

Franklyn Legal
Level 13, BGC Centre, 28 The Esplanade
Perth
Western Australia
(PO Box Z5623, Perth, Western Australia, 6831)

United Kingdom registrars and bearer office

Capita IRG Plc
The Registry, 34 Beckenham Road
Beckenham, Kent BR3 4TU
United Kingdom

Depositary bank

American Depositary Receipts
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America

Transfer secretaries in Australia

Computershare Investor Services (Pty) Limited
Level 2, 45 St George's Terrace
Perth, Western Australia, 6000
(GPO Box D182, Perth, Western Australia, 6840)

TABLE OF CONTENTS

ACTION REQUIRED

The definitions commencing on page 4 of this circular apply, *mutatis mutandis*, to the information on action required by DRDGOLD shareholders.

If you are in any doubt as to what action you should take, you should consult your broker, banker, accountant, attorney, CSDP or other professional adviser.

A general meeting of DRDGOLD ordinary shareholders and DRDGOLD preference shareholders is to be held at 10:00 (South African time) on Friday, 17 February 2006 at Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, Johannesburg, 2195, to consider and, if deemed fit, pass the ordinary resolution authorising the restructuring.

DRDGOLD ordinary shareholders holding share certificates in their own names, DRDGOLD ordinary shareholders who have dematerialised their DRDGOLD shares and have elected "own-name" registration in the sub-register through a CSDP and DRDGOLD preference shareholders who are unable to attend the general meeting but wish to be represented thereat may complete and return the attached form of proxy (*pink*), in accordance with the instructions contained therein, to the relevant transfer secretaries, the addresses of which are set out on the inside front cover of this circular, to be received by no later than 10:00 (South African time) on Wednesday, 15 February 2006.

DRDGOLD ordinary shareholders who have dematerialised their DRDGOLD ordinary shares through a CSDP or broker and who have not elected "own-name" registration in the sub-register maintained by a CSDP, DRDGOLD ordinary shareholders who hold certificated DRDGOLD ordinary shares through a nominee and DRDGOLD preference shareholders who wish to attend the general meeting must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend, or, if they do not wish to attend the general meeting but wish to be represented thereat, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised DRDGOLD shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

Australian holders of CHESS Depositary Interests in DRDGOLD shares must complete the attached notice of direction (*blue*) and return it to CHESS Depositary Nominees Proprietary Limited, c/o Computershare Investor Services (Proprietary) Limited, Level 2, 45 St George's Terrace, Perth Western Australia 6000, to be received by no later than 16:00 (Western Australian time) on Wednesday, 15 February 2006.

Holders of ADRs will receive forms of proxy printed by the Bank of New York, which should be completed and returned in accordance with the instructions printed on such forms of proxy.

DRDGOLD does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of an ordinary shareholder holding dematerialised DRDGOLD shares to notify such shareholder of the general meeting or any business to be conducted thereat, or to validly authorise a shareholder to attend or vote thereat.

IMPORTANT DATES AND TIMES

2006

Last day to lodge notice of direction with CHESS Depositary Nominees Proprietary Limited for the general meeting by 16:00 (Western Australian time) on	Wednesday, 15 February
Last day to lodge forms of proxy at the relevant transfer secretaries of DRDGOLD for the general meeting by 10:00 on	Wednesday, 15 February
General meeting of DRDGOLD shareholders to be held at 10:00 on	Friday, 17 February
Results of the general meeting announced on SENS and released to the relevant stock exchanges	Friday, 17 February
Results of the general meeting published in the South African press	Monday, 20 February

Notes:

1. The definitions commencing on page 4 of this document apply, *mutatis mutandis*, to this information on important dates and times.

2. These dates and times may be changed by DRDGOLD. Any such change will be announced on SENS, on the relevant stock exchanges and published in the South African press.

3. Unless otherwise indicated, all times are South African times.

DEFINITIONS

Throughout this circular, unless otherwise indicated, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing natural persons include corporations and associations of persons and any reference to one gender includes the other genders:

"A$"	Australian dollars;
"the Act"	the South African Companies Act, 1973 (Act 61 of 1973), as amended;
"ADRs"	American Depositary Receipts;
"ANZ"	Australia and New Zealand Banking Group Limited (ABN: 11 005 357 522), a publicly listed company incorporated in Australia;
"the ANZ Facility Agreement"	the credit facility agreement between Emperor, Emperor Gold Mining Company Limited, Koula Mining Company Limited and ANZ, dated 18 December 2002, (as amended) in terms of which ANZ has provided debt funding to Emperor;
"the ASX"	the Australian Stock Exchange Limited;
"Au"	gold;
"the board"	the board of directors of DRDGOLD;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"this circular" or "the circular"	this circular, dated 13 January 2006, incorporating a notice of general meeting, a form of proxy and a notice of direction;
"CSDP"	Central Securities Depositary Participant;
"DRD Australasia Services"	DRD Australasia Services Company Pty Limited (Registration number 108 677 596), a private company incorporated in Western Australia, a wholly owned subsidiary of DRD (IoM), which provides key management staff to each of DRD (IoM), DRD (Porgera), Tolukuma and, through an operational support agreement, Emperor;
"the DRDGOLD group" or "the group"	DRDGOLD and its subsidiary companies;
"DRDGOLD" or "the company"	DRDGOLD Limited (Registration number 1895/000926/06), a public company incorporated in South Africa and listed on the JSE, the London Stock Exchange, the ASX in the form of CHESS Depositary Interests, Nasdaq in the form of ADRs, the Brussels Stock Exchange, the Paris Bourse, the Port Moresby Stock Exchange, the OTC market on the Berlin Stock Exchange and the Regulated Unofficial Market on the Frankfurt Stock Exchange;
"DRDGOLD SA"	DRDGOLD South African Operations (Proprietary) Limited, a private company incorporated in South Africa, and subsidiary of DRDGOLD holding all of DRDGOLD's South African operations;
"DRDGOLD ordinary shareholders"	holders of DRDGOLD ordinary shares;

"DRDGOLD preference shareholders"	holders of DRDGOLD preference shares;
"DRDGOLD shareholders"	DRDGOLD ordinary shareholders and DRDGOLD preference shareholders;
"DRDGOLD shares", "DRDGOLD ordinary shares", "ordinary shares" or "DRDGOLD ordinary no par value shares"	ordinary shares of no par value in the stated capital of DRDGOLD, of which 309 705 826 were in issue at the last practicable date;
"DRDGOLD preference shares"	cumulative preference shares having a par value of R0.10 (ten cents) each in the share capital of DRDGOLD, of which 5 000 000 were in issue at the last practicable date;
"DRD (IoM)"	DRD (Isle of Man) Limited (Registration number 94445C), a private company incorporated in the Isle of Man and a wholly owned subsidiary of DRDGOLD holding, *inter alia*, the PNG assets;
"DRD (Offshore)"	DRD (Offshore) Limited (Registration number 114729C), a private company incorporated in the Isle of Man and wholly owned subsidiary of DRDGOLD;
"DRD (Porgera)"	DRD (Porgera) Limited (Registration number 1-25740), a private company incorporated in PNG, a wholly owned subsidiary of DRD (IoM), holding a 20% interest in the unincorporated joint venture established pursuant to a Joint Venture Agreement between associated companies of Placer Dome Inc. and Mineral Resources Enga Limited (on behalf of the Enga Provincial Government and Porgera landowners in PNG), carrying on the business of owning and operating the Porgera Gold Mine in PNG;
"Emperor"	Emperor Mines Limited (A.C.N. 007 508 787), a public company incorporated in New South Wales Australia and listed on the ASX;
"Emperor shares"	ordinary shares in the stated capital of Emperor, of which 180 965 579 were in issue at the last practicable date;
"the Emperor convertible loan"	a convertible loan of US$7 425 000 which DRD (IoM) has advanced to Emperor, in terms of which the holder of such convertible loan can elect to convert the face value of the debt drawn down into Emperor shares at the lower of the 45-day volume-weighted average price of Emperor shares traded on the ASX immediately prior to the holder seeking to exercise its conversion rights and A$0.30 per Emperor share;
"the Emperor purchase consideration"	the purchase consideration for the Emperor transaction which, subject to certain completion adjustments reflecting changes in capital position of both Emperor and DRD (IoM), equates to:
	– US$30 million in cash payable by Emperor to DRD (Offshore); and
	– 751 879 699 new Emperor shares, issued at A$0.35 per Emperor share;
"the Emperor transaction"	the transaction that DRD (Offshore) intends to implement after completion of the restructuring, whereby DRD (Offshore) will dispose of all of the shares in DRD (IoM) to Emperor in exchange for the Emperor purchase consideration;
"EPS"	earnings per DRDGOLD share;
"Fortis"	Fortis Limited (Registration number 1-50764), a private company incorporated in PNG, a wholly owned subsidiary of DRD (IoM), that provides insurance services to the underground employees of Tolukuma;

"GBP"	British pound;
"the general meeting of shareholders" or "the general meeting"	the general meeting of DRDGOLD ordinary shareholders and DRDGOLD preference shareholders to be held at Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, Johannesburg, 2195, at 10:00 (South African time) on Friday, 17 February 2006 for the purposes of considering and, if deemed fit, passing the resolution approving the restructuring;
"HEPS"	headline EPS;
"the Independent Technical Report"	the Independent Technical Report compiled by Behre Dolbear Australia (Pty) Limited dated 1 December 2005, which report is addressed to the Independent Directors of Emperor and provides comprehensive details regarding:
	– the PNG assets; and
	– Emperor's assets;
	and which can be accessed on DRDGOLD's website at www.drdgold.com;
"Indicated Resource"	that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed;
"Inferred Resource"	that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability;
"Investec"	Investec Bank (Mauritius) Limited (Registration number 8752/3362), a private company incorporated in Mauritius;
"Investec Facility Agreements"	the Facility A Loan Agreement between Investec and DRD (IoM) dated 18 December 2002 (as amended), the Facility B Loan Agreement between Investec and DRD (IoM) dated 3 March 2005 and other associated agreements, in terms of which Investec has provided debt funding to DRD (IoM);
"the JSE"	JSE Limited (Registration number 2005/022939/06), a company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, 2004;
"the last practicable date"	3 January 2006, being the last practicable date prior to the finalisation of this circular;
"Measured Resource"	that portion of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity;

"Mineral Resource"	a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such a form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource is known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred Resources, Indicated Resources and Measured Resources;
"NAV"	net asset value per DRDGOLD share;
"Nasdaq"	the Nasdaq Small Cap Market;
"the new ANZ debt facility"	a project and working capital debt facility of not less than US$42 million to be established between DRD (Porgera) and Tolukuma as borrowers and ANZ as lender;
"Ore Reserve"	the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided, in order of increasing confidence, into Probable Ore Reserves and Proved Ore Reserves;
"PGK"	PNG Kina;
"PNG"	Papua New Guinea;
"PNG assets"	collectively, DRD (Porgera), Tolukuma, DRD Australasia Services and Fortis;
"Probable Ore Reserve"	the economical mineable part of an Indicated Mineral Resource and, in some cases, Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;
"Proved Ore Reserve"	the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;
"R"	South African Rand;
"the restructuring"	the disposal by DRDGOLD of all of the shares in DRD (IoM) to DRD (Offshore), which requires DRDGOLD shareholder approval in the form of an ordinary resolution in terms of section 228 of the Act;
"the SA transactions"	a series of transactions concluded by DRDGOLD in the current financial year, including:

	– the restructuring of DRDGOLD's South African operations in order to create DRDGOLD SA;
	– an associated Black Economic Empowerment transaction with DRDGOLD's empowerment partner Khumo Bathong Holdings (Proprietary) Limited; and
	– a transaction with the Industrial Development Corporation of South Africa, whereby DRDGOLD acquired certain of its claims against Crown Gold Recoveries (Proprietary) Limited and East Rand Proprietary Mines Limited;
"SENS"	Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"the SRP"	The Securities Regulation Panel (South Africa);
"TNAV"	tangible net asset value per DRDGOLD share;
"Tolukuma"	Tolukuma Gold Mines Limited (Registration number 1-16395), a private company incorporated in PNG, a wholly owned subsidiary of DRD (IoM), which owns the Tolukuma Gold Mine and extensive exploration tenements in PNG; and
"US$"	United States dollars.

The following abbreviations for units of measurement have been used in this circular:

"ELs"	exploration licenses;
"g/t"	grams per Mt;
"km"	kilometres;
"km^2"	square kilometres;
"koz."	thousand oz;
"kt"	kilotonne;
"ktpd"	kilotonnes per day;
"ktpm"	kilotonnes per month;
"m"	metres;
"mm"	millimetres;
"Moz."	million oz.;
"Mt"	metric tonne;
"MW"	Megawatt; and
"oz."	ounces.



DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY
ARBN number: 086 277 616
JSE share code: DRD
ISIN: ZAE 000058723
("DRDGOLD" or "the company")

Directors

G C Campbell†*	*(Non-Executive Chairman)*
M M Wellesley-Wood*	*(Chief Executive Officer)*
J W C Sayers*	*(Chief Financial Officer)*
J Turk‡**	
R P Hume†	
D Blackmur†***	

† Independent non-executive
‡ Non-executive

* British
** American
*** Australian

CIRCULAR TO DRDGOLD SHAREHOLDERS

1. **INTRODUCTION**

   It was announced on SENS on Thursday, 17 November 2005 that DRDGOLD had concluded an agreement with Emperor in terms of which Emperor will acquire DRDGOLD's wholly owned subsidiary, DRD (IoM), which, in turn, holds DRDGOLD's PNG assets, including DRD (Porgera) and Tolukuma.

   Emperor is a gold mining company listed on the ASX. Its main asset is the Vatukoula Mine, located on Fiji's largest island, Viti Levu. Currently, DRDGOLD, through DRD (IoM), holds a 39.52% interest in Emperor.

   In preparation for the implementation of the Emperor transaction, it is necessary for DRDGOLD to reorganise its offshore assets to achieve the appropriate corporate structure. The restructuring involves the disposal by DRDGOLD of all of its shares in DRD (IoM) to DRDGOLD's wholly owned subsidiary, DRD (Offshore), requiring DRDGOLD shareholders to pass an ordinary resolution approving the restructuring in terms of section 228 of the Act. Consequently, the restructuring is considered as an affected transaction as defined in the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP. This circular has been prepared in compliance with the SRP's requirements.

   On completion of the Emperor transaction, DRDGOLD, through DRD (Offshore), will hold an 88.3% interest in Emperor.

   The purpose of this circular is to provide DRDGOLD shareholders with information relating to the restructuring (and the Emperor transaction, which will only proceed if the restructuring is approved and implemented) and to convene the general meeting at which the resolution necessary for the implementation of the restructuring may be considered and, if deemed fit, passed.

2. **THE RESTRUCTURING**

2.1 **Sale of certain assets by DRD (IoM) to DRD (Offshore)**

Prior to the restructuring, DRD (IoM) will transfer the following assets to a newly-established wholly owned subsidiary company, DRD (Offshore):

– its 50.2% interest in Net-Gold Services Limited, a subsidiary of G.M. Network Limited, an internet-based gold marketing company trading under the name GoldMoney.com;

– its interest in White Rock Insurance Company (PCC) Limited, which company provides insurance to the DRDGOLD group;

– its 39.52% interest in Emperor; and

– the rights and obligations of DRD (IoM) under the Emperor convertible loan and associated security documents.

Subsequent to the transfer of these assets, DRD (IoM)'s only material assets will be the PNG assets. DRD (Offshore), as a wholly owned subsidiary of DRDGOLD, will then be in a position to acquire all of the shares in DRD (IoM).

2.2 **Terms of the restructuring**

In terms of the restructuring:

– DRDGOLD will dispose of all of its DRD (IoM) ordinary shares, representing all of the issued shares in DRD (IoM), to DRD (Offshore);

– the consideration for the restructuring is US$230 million, but will be adjusted on completion of the Emperor transaction to equate to the Emperor purchase consideration; and

– the purchase consideration for the restructuring will be settled through the issue by DRD (Offshore) of three additional ordinary shares, each having a par value of GBP1.00 to DRDGOLD, at a share premium reflecting the final consideration for the restructuring.

Subsequent to the implementation of the restructuring, the offshore operations of the DRDGOLD group will be arranged as follows:



2.3 **Rationale for the restructuring**

The restructuring is an intra-group transaction between DRDGOLD and its wholly owned subsidiary, which is necessary in order to implement the Emperor transaction, details of which are contained in paragraph 3 below. The restructuring has been designed to facilitate the Emperor transaction in a tax-effective manner and to simplify the corporate structure of DRDGOLD's offshore assets.

Since the board wishes to establish a corporate structure that provides the most flexibility to deal with the PNG assets, the restructuring may, at the board's discretion, be implemented, notwithstanding that the Emperor transaction is not implemented.

Subsequent to fulfilment of the conditions to the restructuring as set out in paragraph 2.4 below, DRDGOLD will hold all of the ordinary shares of DRD (Offshore) and DRD (Offshore) will hold, *inter alia*, the assets referred to in paragraph 2.1 and will become the intermediary vehicle through which DRDGOLD holds its interest in Emperor.

2.4 **Conditions to the restructuring**

The restructuring is subject to the following conditions precedent:
– fulfilment of those conditions relating to the disposal by DRD (IoM) of the assets referred to in paragraph 2.1;
– the approval of DRDGOLD shareholders of an ordinary resolution in terms of section 228 of the Act;
– the approval of the South African Reserve Bank; and
– certain other regulatory and banking consents and approvals being obtained.

In addition to the above conditions precedent, the restructuring is subject to the resolutory condition that the Emperor transaction becomes unconditional prior to 1 April 2006, failing which the restructuring will be unwound and the shares in DRD (IoM) will be returned to DRDGOLD. Should the Emperor transaction not complete, the board will be entitled for a period of 30 business days post the failure of the completion of the Emperor transaction to waive this resolutory condition so as to not require the unwinding of the restructuring.

3. **THE EMPEROR TRANSACTION**

3.1 **Terms of the Emperor transaction**

In terms of a sale and purchase agreement dated 16 November 2005, entered into between DRD (Offshore), DRDGOLD and Emperor, DRD (Offshore) will (assuming the restructuring is approved by DRDGOLD shareholders) dispose of DRD (IoM) to Emperor in exchange for the Emperor purchase consideration.

The Emperor purchase consideration comprises:
– US$30 million in cash, payable by Emperor to DRD (Offshore); and
– the issue of 751 879 699 new Emperor shares, which, at the last practicable date, had a market value on the ASX of US$228 million (based on the Emperor share price at the last practicable date of A$0.41 per Emperor share and an A$/US$ exchange rate of 0.74).

The Emperor purchase consideration is subject to certain completion adjustments to reflect any change in the capital position of Emperor and/or DRD (IoM).

The US$30 million cash component of the Emperor purchase consideration will be utilised by the DRDGOLD group for acquisitions and general working capital purposes.

DRDGOLD has agreed to guarantee to Emperor the due and punctual performance and observance by DRD (Offshore) of all its obligations, commitments and undertakings under the sale and purchase agreement for the Emperor transaction.

Both DRD (Offshore) and Emperor have provided warranties that are normal in relation to a transaction of this nature. However, claims under such warranties have been limited to the extent that no claims can be brought by DRD (Offshore) or Emperor against one another unless such claim exceeds US$500 000 and the aggregate amount of all such claims exceeds US$1 150 000. The maximum aggregate amount that either DRD (Offshore) or Emperor may be required to pay in respect of all claims, whenever made, is US$25 300 000.

Subsequent to the implementation of the Emperor transaction, the offshore operations of the DRDGOLD Group will be arranged as follows:



Full details of the PNG assets and Emperor's assets are available in the Independent Technical Report which can be accessed on DRDGOLD's website at www.drdgold.com.

3.2 **Rationale for the Emperor transaction**

Shareholders are referred to the announcement published on SENS on 27 October 2005 regarding the SA transactions, in terms of which DRDGOLD's South African operations were consolidated into a newly formed company, DRDGOLD SA. DRDGOLD SA will focus on South African and African operations and growth opportunities. The sale of DRD (IoM) to Emperor in terms of the Emperor transaction will result in the DRDGOLD group holding all of its Australasian assets in a single listed vehicle, Emperor. Emperor will focus on Australasian operations and growth opportunities.

The Emperor transaction allows the DRDGOLD group to establish two discrete management teams focussing on operations in Africa and Australasia. The consolidation of the Australasian assets into a separately listed vehicle on the ASX will allow the geographic source of capital to match the geographic use of that capital.

The board is of the view that the Emperor transaction is necessary in order to consolidate and in effect (through the acquisition by Emperor of the shares in DRD (IoM)), list the PNG assets. Since the announcement of the Emperor transaction on 17 November 2005, the price at which Emperor shares trade on the ASX has increased from A$0.28 per share to a high of A$0.51 per share. On the last practicable date, the Emperor share price was A$0.41 per share. DRDGOLD and Emperor agreed to price the Emperor shares issued as part of the Emperor purchase consideration at A$0.35 per Emperor share.

ANZ has provided certain standstills to Emperor in terms of the ANZ Facility Agreement (full details of which are provided in paragraph 3.4 of this circular). Such standstills are conditional upon implementation of the Emperor transaction. Should the Emperor transaction not be implemented for any reason, Emperor may be in default of the ANZ Facility Agreement, which potentially impacts on the solvency of Emperor and its ability to continue trading.

The Emperor transaction, if implemented, will result in the consolidation of the PNG assets into Emperor, transforming Emperor into a substantial Pacific Rim-focussed gold producer that has more attractive investment fundamentals and therefore greater access to equity and debt capital markets. The board is of the view that the Emperor transaction will strengthen Emperor's financial position and prospects, thereby increasing the value of DRDGOLD's investment.

Although Emperor has historically experienced financial and operating difficulties, the board views the continued operation of Emperor's major asset, the Vatukoula Mine, as an integral part of DRDGOLD's long term growth strategy, whereby Emperor's resources and exploration potential can be exploited over time.

Upon completion of the Emperor transaction and the settlement of the Emperor purchase consideration, DRDGOLD, through DRD (Offshore), will hold approximately 88.3% of Emperor's issued shares. This majority shareholding should clarify the ownership and control structure of Emperor and will allow the Emperor board to make the necessary operational and structural changes to improve efficiencies in, and profitability of Emperor.

DRD (Offshore) will not exercise its right to compulsorily acquire any of the shares held by non-associated shareholders of Emperor arising under section 664A of the Australian Corporations Act as a result of the issue of the new Emperor shares to DRD (Offshore) as part of the Emperor purchase consideration.

3.3 **Conditions precedent to the Emperor transaction**

The Emperor transaction is subject to, *inter alia*:
- approval by the Australian Foreign Investment Review Board;
- South African Reserve Bank approval;
- Emperor shareholder approval;
- there being no material adverse change in the financial or trading position of either Emperor or its subsidiaries;
- fulfilment of those conditions relating to the restructuring, save for the condition which requires that the Emperor transaction becomes unconditional;
- ANZ's confirmation that the waiver it granted under the ANZ Facility Agreement remains in full force and effect up until completion of the Emperor transaction;
- ANZ approval of the Emperor transaction in terms of the ANZ Facility Agreement;
- to the extent required, Investec approval of the Emperor transaction under the Investec Facility Agreements;
- ANZ approval of the variation of the terms of the ANZ Facility Agreement and other facilities provided by ANZ to Emperor and its subsidiaries, so that the debt is repayable solely by recourse to the assets of Emperor and its subsidiaries;
- establishment of the new ANZ debt facility;
- Emperor not borrowing any funds from a third party or incurring any other form of indebtedness (other than as approved by DRD (Offshore)); and
- Emperor's hedge position remaining within certain specified parameters.

DRD (Offshore) and Emperor are entitled to terminate the Emperor transaction if a condition precedent included for their respective benefit is not satisfied or waived by 28 February 2006.

3.4 **ANZ Standstill and Waivers**

In order to facilitate the progress of the Emperor transaction, ANZ has agreed not to exercise certain of its rights, powers or discretions under the ANZ Facility Agreement, prior to completion of the Emperor transaction, if certain events of default occur.

These events of default include:
- failure to pay any principal amount owing under the ANZ Facility Agreement;

- a cross default under other finance documents (for example, the Emperor convertible loan);
- any amendment to Emperor's constitution;
- failure to meet the existing debt service and loan life cover ratios required under the ANZ Facility Agreement;
- a delay in completing specified capital projects; and
- failure to achieve rolling three-month target production and certain earnings figures required by the ANZ Facility Agreement.

This standstill is conditional on the Emperor transaction achieving certain milestones (subject to any agreed extension), including:
- obtaining Emperor shareholder approval for the Emperor transaction by 28 February 2006;
- obtaining DRDGOLD shareholder approval to the restructuring by 28 February 2006;
- obtaining all regulatory approvals for the Emperor transaction by 28 February 2006; and
- completion of the Emperor transaction occurring by 31 March 2006.

On completion of the Emperor transaction, ANZ has also agreed to waive any event of default that had occurred up to and until completion in respect of the ANZ Facility Agreement, provided that the event of default has been rectified as at completion of the Emperor transaction.

In addition to this waiver, ANZ has agreed that, except where there is an event of default under the ANZ Facility Agreement or ANZ is not satisfied that Emperor is demonstrating progress towards a substantial capital raising, all principal repayments under the ANZ Facility Agreement shall not become payable until 30 November 2006.

3.5 Capital raisings by DRD (IoM) and Emperor

3.5.1 *Debt capital raising*

DRD (IoM) has signed a term sheet with ANZ to establish a US$42 million project and working capital debt facility with DRD (Porgera) and Tolukuma as borrowers. Establishment of the new ANZ debt facility is a condition precedent to the Emperor transaction.

The new ANZ debt facility is subject to ANZ and DRD (IoM) agreeing on the final commercial terms. The new ANZ debt facility will be secured against DRD (IoM)'s interest in DRD (Porgera) and Tolukuma.

3.5.2 *Equity capital raising*

Emperor announced its intention to raise approximately US$15 million through the placement of new Emperor shares following completion of the Emperor transaction. However, to satisfy strong shareholder demand for Emperor shares following the announcement of the Emperor transaction, Emperor has placed 23.2 million new Emperor shares with institutional investors at A$0.38 per Emperor share, raising a total of approximately US$6.6 million before expenses. DRDGOLD has been informed that, depending on market conditions, it is still Emperor's intention to raise the balance (approximately US$8.4 million) in early 2006.

Based on the market price of Emperor shares and currency exchange rates on the last practicable date, should Emperor raise a total of US$15 million in equity placements, DRD (Offshore) will, subsequent to the Emperor transaction and the equity placements, hold approximately 85.7% of the ordinary shares in issue of Emperor.

3.5.3 *Emperor's intentions for the use of capital raised*

It is intended that Emperor will utilise US$30 million of the new ANZ debt facility to meet the cash consideration of the Emperor purchase consideration due to DRD (Offshore).

Additional funds raised by Emperor will be utilised for a combination of:
- general working capital for Emperor;
- a variety of capital programs at the Porgera Mine, Tolukuma Mine and Vatukoula Mine; and
- restructuring Emperor's current hedge book through an appropriate derivative strategy to maximise exposure to the gold price.

4. INFORMATION ON EMPEROR AND THE PNG ASSETS

4.1 Emperor

4.1.1 *Introduction*

Emperor's principal assets are the Vatukoula Mine in Fiji and extensive exploration tenements in Fiji.

4.1.2 *Location*

The Vatukoula Mine is situated 60km on the north east of the city of Nadi. Gold mineralisation is associated with a volcanic caldera, and occurs in both flat-lying and steeply-dipping structures, typically less than a metre in width, principally on the western fringe of the caldera. The mine can be accessed via the highway from Nadi to the Vatukoula Mine. Mining is conducted underground from four main shafts exploiting the ore bodies in the southwest portion of the volcanic margin to the Tavua Caldera, a large shield volcano about 15km in diameter and the recently accessed R1 ore bodies situated within the caldera.

The main mining licenses include Special Mining Lease 54, 55 and 56.

4.1.3 *DRDGOLD management*

DRDGOLD provides management services to Emperor to assist with the operation of the Vatukoula Mine under an operational support agreement.

4.1.4 *Geology and mineralisation*

The Vatukoula Mine is a low-sulphidation epithermal gold deposit associated with alkaline-type igneous rocks in a volcanic setting. This volcanic setting and rock type is typical of several major gold mines in the southwest Pacific region, such as the Porgera Mine and Lihir Gold Mine. The ore deposits lie along the margin of Tavua volcanic caldera and consist of various types of quartz-adularia-telluride-auriferous-pyrite fillings deposited in fractured, faulted and shattered volcanic rocks.

The majority of the Vatukoula Mine's ore bodies are situated in the southwest portion of the volcanic margin of the Tavua volcanic caldera, a large shield volcano about 15km in diameter. The R1 ore bodies are, however, situated within the caldera.

Volcanism commenced about 5 million years ago and ceased about 3.5 million years ago. The ore bodies were the last major geological event and mineralised fractures persist throughout the very late stage sediments that filled in the central part of the caldera. The gold is found as native gold, auriferous pyrite, and as gold tellurides.

4.1.5 *Mining and processing*

Most of the known ore bodies at the Vatukoula Mine are relatively narrow, flat dipping structures previously mined by room and pillar methods. They are now mined predominantly by longwall stoping, although throughout the mine a number of other mining methods, such as sub-level stoping and caving, cut-and-fill, shrinkage stoping and up-dip mining, are also practised. The remnants of 50 years of room and pillar mining are also available for exploitation.

Current production at the Vatukoula Mine comes from four mining sections that are named according to the shaft, namely, Smith Shaft, Philip Shaft, R1-Cayzer Shaft and the Emperor Decline Shaft.

The Emperor plant, which had its last major upgrade in 1997, consists of two parallel grinding mills, namely a Smidth grinding mill and a larger Morgardshammer mill. There are also two flotation circuits, one for slimes washed from the ore, and a conventional sulphide circuit for the grinding circuit product. Both circuit concentrates are thickened, roasted and leached. Flotation tailings are thickened, then passed to a hybrid carbon in pulp/carbon in leach (CIP/CIL) circuit. The loaded carbon is stripped and the eluate is combined with roaster leach solution for zinc precipitation and subsequent recovery to bars. As at 30 June 2005, the plant utilises approximately 75% of its milling capacity.

4.1.6 *Production*

The Vatukoula Mine has been in production since the 1930's, having produced over 7 Moz. of gold to date.

The Vatukoula Mine produced 104 033 oz. of gold for the 12 months ended 30 June 2005.

The following table details the operating and production results from the Vatukoula Mine for the past two financial years.

Vatukoula production information

| | Year ended 30 June | |
	2005	2004
Production (underground operations)		
Ore milled (Mt)	525 221	574 137
Recovered grade (g/t)	7.13	7.88
Gold produced (oz.)	104 033	126 017

Notes:

1. Production results above are for 100% of the Vatukoula Mine. Post completion of the Emperor transaction, DRDGOLD's interest in Emperor will be approximately 88.3%.

2. Source: Emperor Annual Report for 2005.

Tonnage treated for the 3 months to 30 September 2005 increased 19% over the previous June 2005 quarter to 116 952 Mt and head grade increased by 9% to 7.62 g/t. As a result, gold production increased by 26% to 23 854 oz. compared with the June quarter.

An update on Emperor's recent operational performance is provided in paragraph 4.1.10.2 below.

4.1.7 *Exploration and development*

Emperor holds three mining tenements, namely Special Mining Lease:

– S54 – covers an area of approximately 610m^2 and expires on 21 March 2025;

– S55 – covers an area of approximately 400m^2 and expires on 21 March 2025; and

– S56 – covers an area of approximately 250m^2 and expires on 21 March 2025.

Additionally, Emperor holds 100% of Special Prospecting Licenses for tenements 1201, 1283, 1296, 1344, 1360 and 1411. Emperor has also submitted applications for Special Prospecting License CX626 situated south of, and adjacent to Special Prospecting License 1411 on the island of Vanua Levu.

4.1.8 *Reserves and resources*

The Ore Reserves and Mineral Resources of the Vatukoula Mine are set out below:

Vatukoula resource and reserve estimates – June 2005

Category	Tonnage kt	Grade g/t Au	Contained gold koz.
Mineral Resources			
Measured	3 025	15.3	1 485
Indicated	2 963	11.0	1 044
Inferred	5 764	10.8	2 001
Total Mineral Resources	**11 749**	**12.0**	**4 530**
Ore Reserves			
Proved	1 116	11.6	415
Probable	804	9.9	257
Total Ore Reserves	**1 917**	**10.9**	**674**

Notes:

1. Mineral Resource as at 30 June 2005 are based on an average long term gold price of US$420/oz. and a cut-off grade of 7.0g/t Au to 9.0g/t Au, dependent on the ore body, proposed mining method and Au position relative to the shafts.

2. Ore Reserves as at 30 June 2005 are based on an average long term gold price of US$420/oz. and a cut-off grade of 7.3g/t Au to 8.9g/t Au, dependent on the ore body, proposed mining method and Au position relative to the shafts.

3. All figures exclude Tuvatu tenements and tailings reserves and resources.

4, Source: Emperor Annual Report for 2005.

Historical information regarding Mineral Resources and Ore Reserves of the Vatukoula Mine are set out below.

Vatukoula historical resource and reserve estimates information

	Tonnage Mt	Grade g/t	Contained gold koz.
Mineral Resources			
30 June 2004	12.8	9.8	4 036
30 June 2003	12.3	10.0	3 969
30 June 2002	10.9	10.2	3 562
Ore Reserves			
30 June 2004	2.7	9.8	860
30 June 2003	2.7	9.8	848
30 June 2002	3.8	8.5	1 025

Notes:

1. All figures exclude Tuvatu tenements and tailings reserves and resources.

2. Mineral Resources and Ore Reserves as at 30 June 2002 were based on an average long-term gold price of US$310/oz. and cut-off grades of 5.0g/t Au to 6.8g/t Au, dependent on the ore body, proposed mining method and Au position relative to the shafts. The overall average cut off grade used for the Vatukoula Mine was 6.0g/t Au.

3. Mineral Resources and Ore Reserves as at 30 June 2003 were based on an average long-term gold price of A$574/oz. and a cut-off grade of 5.3g/t Au to 6.8g/t Au dependent on the ore body, proposed mining method and Au position relative to the shafts. The overall average cut off grade used for the Vatukoula Mine was 6.3g/t Au.

4. Mineral Resources and Ore Reserves as at 30 June 2004 were based on an average long-term gold price of A$545/oz. and a cut-off grade of 5.5g/t Au to 6.8g/t Au dependent on the ore body, proposed mining method and Au position relative to the shafts. The overall average cut off grade used for the Vatukoula Mine was 6.4g/t Au.

5. Source: Emperor Annual Reports for 2002, 2003 and 2004.

4.1.9 ***Summary of historical financial information***

Set out below is a summary of key financial information relating to Emperor for the financial years ended 30 June 2004 and 2005. The financial information for Emperor is prepared in accordance with Australian Accounting Standards.

Emperor historical financial information

	30 June 2005 A$000	30 June 2004 A$000
Revenue	65 294	65 427
Operating costs	(72 597)	(58 823)
Depreciation, amortisation and rehabilitation expense	(10 909)	(11 350)
Profit before interest and taxes	**(18 212)**	**(4 746)**
Finance costs	(103)	(166)
Impairment of mine assets	(15 248)	–
Loss before tax	**(33 563)**	**(4 912)**
Income tax recoupment	171	18
Net loss	**(33 734)**	**(4 930)**

Notes:

1. The fundamental accounting assumptions recognised as appropriate for the measurement and reporting of results, cash flow and the financial position have been followed in the preparation of these financial statements.

2. Source: Emperor Annual Report for 2005.

3. The above financial information has been audited.

4.1.10 **_Update on Emperor_**

4.1.10.1 _December 2005 placement_

On 5 December 2005, Emperor announced that it raised A$8.816 million (before issue costs of A$445,000) through a placement to sophisticated investors and institutions by the issue of 23.2 million Emperor shares at an issue price of A$0.38 per Emperor share.

According to Emperor, the monies raised will be used in advancing a number of ongoing capital and other projects including:

– refurbishment of the Philip Shaft to increase capacity, including the installation of new winding systems, improved shaft infrastructure and the installation of a new water pumping system;

– exploration drilling for new ore bodies; and

– feasibility studies and test work to construct a fluidised bed roaster which may assist in processing ore with higher sulphur levels and reducing emissions.

4.1.10.2 _Operational performance_

Implementation of the new mine plan designed to correct the long-standing infrastructural shortcomings of the operations at the Vatukoula Mine is continuing. Despite the advances being made, these shortcomings continue to hamper the operation, particularly the operations at Philip Shaft, where constraints have a negative impact on production from higher grade reserves.

Implementation of revised work practices continues to have a positive impact on absenteeism and progress is being made in reducing operating costs. Moderate improvements are being realised in equipment availability as a consequence of improved vehicle maintenance.

Work continues to determine the most appropriate strategy of accessing higher grades in the vicinity of Philip Shaft. The installation of improved pumping arrangements has resulted in an increase in pumping capacity to over 100 litres per second. This has produced encouraging results by confirming that underground hot water in the region can be controlled. The capability to control hot ground water will assist in enabling access to higher grade ore in the future.

4.1.10.3 _Financial performance_

Ongoing difficult mining and economic conditions (resulting in a reduction in gold production for the December 2005 quarter) and the lag in achievement of anticipated improvements from adoption of operational changes, has led to Emperor anticipating an estimated operating loss after tax of US$10.4 million (A$13.6 million) for the six months ended 31 December 2005. Emperor will release its final audit reviewed results on the ASX by the end of February 2006.

In addition, a non-cash/unrealised loss adjustment of US$17.4 million (A$22.8 million) has been incurred, mainly comprising the worsening position of Emperor's hedge book position.

At the last practicable date, Emperor's unrealised liability under its hedge book position was approximately A$26.4 million at a spot gold price of A$700 per ounce.

4.1.10.4 _Tuvatu Sale_

On 18 October 2005, Emperor announced that it had reached an agreement with Alcaston Mining NL on a restructured deal for the sale by Emperor of the Tuvatu gold project in Fiji. Under the revised new agreement, the consideration payable to Emperor for the sale of the Tuvatu gold project in Fiji will be A$4 million cash and 38 million Alcaston Mining NL shares issued at a deemed price of A$0.15 per share in Alcaston Mining NL. This agreement is subject to the approval of Alcaston Mining NL shareholders. The formal variation documents to the existing share sale agreement are still in the process of finalisation with Alcaston Mining NL with the necessary Alcaston shareholder meeting expected to be held in late January 2006.

4.1.11 **Other**

Further information regarding Emperor and the Vatukoula Mine is available in the Independent Technical Report which can be accessed on DRDGOLD's website at www.drdgold.com, or on Emperor's website at www.emperor.com.au.

4.2 **DRD (Porgera)**

4.2.1 **Introduction**

DRD (Porgera)'s principal asset is an undivided, duly registered 20% interest in mineral tenements of the Porgera Mine in PNG and its corresponding participation in an unincorporated joint venture, established in terms of a joint venture agreement between the other holders of the remaining Porgera mineral tenements, Placer Dome Inc. and Mineral Resources Enga Limited (on behalf of the Enga Provincial Government and Porgera landowners in PNG), to explore and mine the mineral deposits held under these tenements.

4.2.2 **Location**

The Porgera Mine is situated in the Enga Province in the Western Highlands of PNG, approximately 600km northwest of Port Moresby and at an elevation of 2 200m to 2 700m. It is about 130km west of the established town of Mount Hagen and approximately 680km by road from the coastal port of Lae from which all consumables and stock items are freighted. The vegetation is largely rainforest and the climate is wet tropical with rainfall averaging 3 650mm per year.

4.2.3 **Porgera Joint Venture**

The Porgera Mine is operated by an unincorporated joint venture between DRD (Porgera) (holding 20%), associated companies of Placer Dome Inc. (holding 75%) and Mineral Resources Enga Limited (holding 5%).

The strategic management of the Porgera Mine falls under a Management Committee on which the joint venture parties are proportionately represented. Decisions on certain material strategic issues that are defined in the Porgera joint venture agreement, may be passed only if parties representing more than a 50% interest in the joint venture, vote in favour.

The parties also have a right of first refusal with regard to certain assignments of assets or interests which make up the Porgera Mine. Each party has the right to own and to take in kind and dispose of its share of all ores, concentrates and refined products produced by the Porgera Mine. Each party also pays for its proportionate share of the costs associated with the mining activities.

Production from the Porgera Joint Venture is subject to a 2% net smelter royalty payable to the National Government Department of Mining of PNG who in turn distributes it amongst the Enga Provincial Government, the Porgera District Authority and local landowners.

The Porgera Joint Venture has approval to mine the Porgera deposit under various arrangements between the Government of PNG and the Porgera Joint Venture participants, including a special mining lease, which encompasses approximately 23.47km^2 including the mine area and the areas in which the project infrastructure is located, and which only expires in 2019. Leases for mining purposes have also been obtained from the PNG Government for land use associated with the mining operation such as waste dumps, camp sites, water supply, power generation, an airstrip and for utilities such as power transmission lines and water supply pipelines and other activities incidental to the main mining activity.

The day to day operational management of the Porgera Mine is conducted by Placer Dome (PNG) Limited, acting under the authority of the management committee. Placer Dome (PNG) Limited is a subsidiary of Placer Dome Inc.

4.2.4 *Geology and mineralisation*

Mineralisation is structurally controlled and occurs within the Porgera Mine diorite intrusive complex, around the margins of, and within, the intrusive bodies.

The Porgera ore body is an epithermal style ore body hosted within thermally metamorphosed sediments. The known ore body extends for up to 930m along strike. The maximum width across the strike is 100m, but the width is commonly no more than 20m to 30m. The intrusive diorite complex has many individual stocks and dykes. The rocks are competent but tend to be brittle, and in the vicinity of the ore body, are extensively veined and brecciated. The intrusive bodies tend to be concentrated towards the footwall of the deposit.

The gold and electrum metal association is the source of the high gold grades found in the deposit. The majority of gold occurs as submicroscopic gold intimately associated with, and disseminated throughout pyrite.

4.2.5 *Mining and processing*

The Porgera Mine deposit is currently being extracted using conventional open pit and underground mining methods. Mill feed is approximately 88% sourced from the open pit and surface stockpiles, whilst 12% is sourced from the underground. As the life of the Porgera Mine progresses, this ratio changes, as the open pit is exhausted and is replaced with surface stockpile ore. It is currently projected that the open pit will be exhausted in 2011 and the underground and surface stockpiles in 2014 and 2015, respectively, based on available Ore Reserves and Mineral Resources as at 31 December 2004.

Open pit mining is a typical hard rock operation, utilising a fleet of drill rigs, shovels and off-road haul trucks, with a nominal capacity of 62Mt per annum. This fleet will be reduced as the tonnages mined, predominately waste, are reduced. In addition, there is a fleet of auxiliary mobile equipment, typical of an operation of this type.

The impact of heavy rains during the year has had an impact on the stability of the pit's West Wall resulting in an erosional failure of the upper section. Studies to determine a long-term solution to the stability problems indicate that a cutback of near-surface material in the central part of the West Wall and additional stabilisation measures are necessary. This involves the removal of approximately 27Mt of waste (including 15Mt of failed material), the installation of water management and diversion measures and rock buttressing of the failed area. The work is expected to be completed by the end of calendar 2006 at an estimated cost of approximately US$60 million (DRD (Porgera)'s share is approximately US$12 million). The removal of waste will require the diversion of equipment and will have an impact on production while the failed material is removed. No impact on the mine's Ore Reserve position is expected.

Underground mining was suspended in 1997, but recommenced in 2002. The underground mining method used is longhole bench stoping. Each stoping block has ore drives developed on top and bottom sills, which are then stripped to the ore body limits where the ore body width is typically less than 8m to 10m. In wider areas of up to 15m to 20m, twin ore drives and/or pillars are used to reduce sill spans. Full height rings of sub-parallel longholes are drilled and fired into the slot, retreating along strike for the full length of the stope. The broken ore is progressively mucked to trucks on the lower level using a combination of conventional, remote and tele-remote control loader operation. Strike spans are expected to be 25m to 30m. Stopes are filled in stages with a combination of cemented and non-cemented backfill to maintain stable hanging wall spans. The underground mobile mining fleet comprises drill rigs, loaders and haul trucks. There is a fleet of auxiliary equipment to support the operation.

The Porgera Mine metallurgical flow sheet is more complex than a typical carbon in pulp/carbon in leach (CIP/CIL) gold plant due to the refractory nature of the mineralisation. The mill has undergone four stages of improvement and expansion since it was first commissioned in September 1990. The last major expansion was completed in 1996 with the installation of additional milling, flotation and leaching capacity increasing the nominal throughput from 10.0ktpd to 17.7ktpd. Further improvements were made in 1999 with the addition of further flotation capacity and the installation of gravity concentrators to remove free gold to improve overall recoveries.

The principal source of power for the Porgera Mine is supplied by a 73km transmission line from the gas fired Hides Power Station.

4.2.6 *Production*

The Porgera Mine produced 976 970 oz. of gold for the 12 months ended 30 June 2005. DRDGOLD's attributable gold production from its 20% interest in the Porgera Joint Venture over this period was 195 394 oz.

The following table details the operating and production results from the Porgera Mine for the past two financial years.

Porgera production information

	Year ended 30 June	
	2005	**2004** **(9 months)**
Production (surface and underground operations) – **attributable to DRDGOLD's 20% interest**		
Ore milled ('000 Mt)	1 201	942
Recovered grade (g/t)	5.07	4.87
Gold produced (oz.)	195 394	147 475

Notes:

1. With effect from 14 October 2003, DRDGOLD acquired a 20% interest in the Porgera Joint Venture, currently held through DRD (Porgera). This interest is proportionately consolidated from that date.

2. Source: Placer Dome Inc. 2005 Annual Report.

Production for the ten months to October 2005 was 739koz. Lower production in calendar year 2005 than the previous year is due to a shift of operations from Stage 4 to Stage 5 of the open pit, which has harder ore and lower grades. Performance in the first six months of calendar year 2005 was also negatively affected by the impact of heavy rains on the stability of the pit's West Wall.

The west pit wall stabilisation project will continue during 2005 and 2006, during which the plant feed will be supplemented from stockpiled ore to maintain tonnage throughput. However, lower grades from the stockpiles and the initial benches of Stage 5 will reduce the annual gold production until the stabilisation work is completed in 2006. Forecast production for the 2006 calendar year is anticipated to be below the 2005 calendar year production level.

4.2.7 *Exploration and development*

The Porgera Joint Venture has an ongoing exploration programme of surface and underground drilling, aimed primarily at firming up the data for the potential additional cut back of the open pit and delineating additional underground Mineral Resources and Ore Reserves. The majority of the drilling will be carried out within or adjacent to the current mine infrastructure. There are a total of seven known targets where at least some previous drilling has taken place. This drilling is designed to bring these targets' ounces to an indicated Mineral Resource status.

4.2.8 *Reserves and resources*

As at 31 December 2004, DRDGOLD's attributable interest in the Ore Reserves of the Porgera Mine was 1.463Moz.

The Mineral Resources and Ore Reserves of the Porgera Joint Venture from the December 2004 Resource and Reserve Statement published by Placer Dome Inc. are set out below. DRDGOLD has a 20% interest in the Porgera Joint Venture and its attributable interest in the Mineral Resources and Ore Reserves is 20% of the amounts set out below:

**Porgera resource and reserve estimates – December 2004
(for 100% of the Porgera Joint Venture)**

Category	Tonnage kt	Grade g/t Au	Contained gold koz.
Mineral Resources			
Measured	84 341	3.0	8 237
Indicated	30 118	3.5	3 371
Inferred	4 836	6.8	1 056
Total Mineral Resources	**119 295**	**3.3**	**12 664**
Ore Reserves			
Proved	49 085	3.5	5 459
Probable	9 282	6.2	1 854
Total Ore Reserves	**58 367**	**3.9**	**7 313**

Note:

1. The Porgera Joint Venture estimates at a range of metal prices and cut offs. Ore Reserves as at 31 December 2004 are based on an average long-term gold price of US$350/oz. and a cut-off grade of 1.0g/t Au to 5.0g/t Au dependent on the ore body. The Mineral Resource cut-off grades are 1.0g/t Au to 4.0g/t Au dependent on the ore body.

At 31 December 2004, the Mineral Resources attributable to DRDGOLD's interest in the Porgera Joint Venture decreased by 0.60Moz. from 3.13Moz. to 2.53Moz. from the position as at 31 December 2003, and Ore Reserves increased marginally by 0.02Moz. from 1.44Moz. to 1.46Moz. mainly due to increased underground Ore Reserve definition associated with exploration drilling during the year.

Historical information regarding Mineral Resources and Ore Reserves of the Porgera Mine are set out below.

**Porgera historical resource and reserve estimates information
(for 100% of the Porgera Joint Venture)**

	Tonnage kt	Grade g/t Au	Contained gold koz.
Mineral Resources			
31 December 2004	119.30	3.30	12.66
31 December 2003	167.55	2.91	15.67
31 December 2002	106.41	3.25	11.11
Ore Reserves			
31 December 2004	58.37	3.90	7.31
31 December 2003	65.13	3.43	7.19
31 December 2002	58.18	3.34	6.24

Notes:

1. Mineral Resource is inclusive of Inferred Resources.

2. Ore Reserves as at 31 December 2002 are based on a gold price of US$300/oz. long-term open pit and US$275/oz. longterm underground and cut-off grades of 1.63g/t Au to 2.76g/t Au, dependent on the ore body. The Mineral Resource cut off grade is 1.0g/t Au.

3. Ore Reserves as at 31 December 2003 are based on a gold price of US$325/oz. long-term and a cut-off grade of 1.7g/t Au to 6.0g/t Au dependent on the ore body. The Mineral Resource cut-off grades are 1.0g/t Au to 5.0g/t Au dependent on the ore body.

4. Ore Reserves as at 31 December 2004 are based on an average long-term gold price of US$350/oz. and a cut-off grade of 1.0g/t Au to 5.0g/t Au dependent on the ore body. The Mineral Resource cut-off grades are 1.0g/t Au to 4.0g/t Au dependent on the ore body.

4.2.9 ***Historical financial information on DRD (Porgera)***

Set out below is a summary of key financial information relating to DRD (Porgera) for the financial years ended 30 June 2004 and 2005. The financial information for DRD (Porgera) is prepared in accordance with International Accounting Standards.

**Porgera historical financial information
(for 100% of the Porgera Joint Venture)**

| | 30 June 2005 | 30 June 2004 (9 months) |
	US$000	US$000
Revenue	83 019	60 583
Operating costs	(53 475)	(41 943)
Profit before interest and taxes	**29 544**	**18 640**
Finance costs	(1 044)	(1 103)
Profit before tax	**28 500**	**17 537**
Income tax expense	(5 515)	(8 475)
Net profit	**22 985**	**9 062**

Notes:

1. With effect from 14 October 2003, DRDGOLD acquired a 20% interest in the Porgera Joint Venture, currently held through DRD (Porgera). This interest is proportionately consolidated from that date.

2. The fundamental accounting assumptions recognised as appropriate for the measurement and reporting of results, cash flow and the financial position have been followed in the preparation of these financial statements.

3. The above financial information has been extracted from DRDGOLD's report to shareholders for the six months ended 30 June 2005.

4. The above financial information has been audited.

4.2.10 *Other*

The manager of the Porgera Joint Venture, Placer Dome (PNG) Limited, places a high degree of importance on maintaining sound community relationships and minimising adverse social impacts caused by the mining operations.

Further information regarding DRD (Porgera) and the Porgera Mine is available in the Independent Technical Report which can be accessed on DRDGOLD's website at www.drdgold.com.

4.3 **Tolukuma**

4.3.1 *Introduction*

Tolukuma's major asset is its 100% interest in the Tolukuma Gold Mine and extensive exploration tenements in PNG.

4.3.2 *Location*

The Tolukuma Mine is located approximately 6km east of Fane Mission, 12km west of Woitape and 100km north of Port Moresby in Central Province, PNG. The Tolukuma Mine is in an area of steep mountainous and heavily vegetated terrain in the headwaters of Iwu Creek, which drains into the Auga River. Elevations in the mine lease area range from 1 100m above sea level at the Auga River to 1 750m above sea level at the top of Tolukuma hill. Access for personnel and equipment is by helicopter.

The climate of the Central Province area is temperate with year round rainfall. Temperatures range from 10 degrees to 25 degrees Celsius and rainfall averages over 3 500mm per year.

The Tolukuma Mine consists of one mining lease, ML104, covering approximately 8km^2 and eleven ELs covering approximately 9 000km^2 located within 40 minutes flying radius of the mine site.

All current mining activities are carried out under the terms of ML104, which was granted under Section 38 of the Papua New Guinea Mining Act of 1992 and Mining Regulations 1992. The lease expires on 29 August 2012, and is renewable for further periods of up to 10 years each.

Production from the Tolukuma section of the Mine is subject to a 2% net smelter royalty. This royalty is distributed to the Yulai future generation fund (the traditional landowners are the Yulai people who belong to the Auga tribes), a landowners' association, the landowners, and to a Central Provincial Government fund for projects outside the Tolukuma Mine area.

4.3.3 *Geology and mineralisation*

The Tolukuma Mine deposit is a narrow epithermal low sulphidation gold/silver/quartz/ adularia vein system noted for its high-grade "bonanza" style mineralisation. The primary structures extend 7km on strike with economic mineralisation usually occurring in well-defined zones on dip and along strike.

The Tolukuma deposit is comprised of two sub-parallel structures that are connected by a series of linked structures trending generally from north-west to south-east. Individual quartz veins average 0.2m to 2.0m in width over a strike length of more than 1.4km. Likewise, the Zine and 120 veins located approximately 250m to the east, have similar geological features. These are connected by a series of linked structures tending generally in a south-east to north-west direction.

All the current Ore Reserves are located within these veins in five sections that have different geological characteristics. Major zones include from north to south, Tolukuma Zine, Tolimi, Tinabar and Gulbadi. The Gulbadi zone includes the Gulbadi and Gulbadi X-veins. Clay zones of variable width are located in the intersections on two or more structures. Minor loops off the main veins, minor splay veins and minor cross veins are excluded from the potential reserves, although they are mined at times. Infill diamond drilling of the Fundoot and Gulbadi southeast structures is continuing from underground.

4.3.4 *Mining and processing*

As at 30 June 2005, the mine is a low capacity (18ktpm), high-grade (11.24g/t) operation and employs 824 people, including 186 contractors.

The current production, by tonnage, is sourced approximately 93% from underground mining and 7% from open pit mining. All open pit and underground mining is conducted using mining plant and equipment owned by Tolukuma. The average mining depth at the Tolukuma Mine is 150m below surface or approximately 1 450m above mean sea level.

Access to underground workings is via decline shafts. Mining methods vary according to local ground conditions and are generally mechanised cut and fill methods.

The metallurgical plant is compact and follows conventional gold extraction technology. It is located on a steep ridge in very mountainous terrain. Ore is trucked to the plant, then milled and treated through a conventional gravity and carbon in leach (CIL) circuit. The plant consists of a closed circuit semiautogenous mill that at 30 June 2005 is capable of processing 18ktpm.

As the Tolukuma Mine is situated in a remote area, it is forced to be self sufficient with regard to the generation of power. Power is generated through a combination of diesel driven generator sets and hydro-turbine driven generator sets. Three hydro units are installed, currently capable of generating up to 1.5 MW of power. These units are dependent on the supply of adequate water. These generators supply 32 000 volts via overhead lines to the mine, where it is transformed down to either 6 600 volts, 1 000 volts or 525 volts, depending on the requirement. Any shortfall from the hydro units is made up by the diesel units (a total of 3.2 MW of diesel generating power is installed).

Tolukuma is assessing the potential to expand the use of hydro-generation power to reduce diesel and helicopter costs. Tolukuma is also preparing to acquire new vehicles to improve availability of the current fleet resulting in improved production and development and reduced ongoing maintenance costs.

Tolukuma is also seeking to upgrade and standardise the current pumping system, thereby improving efficiencies and productivity and reducing power consumption.

4.3.5 *Production*

The Tolukuma Mine produced 76 314oz. of gold for the 12 months ended 30 June 2005. The Tolukuma Mine also produced 168 314oz. of silver in the year ended 30 June 2005.

The following table details the operating and production results from the Tolukuma Mine for the past three fiscal years.

Tolukuma Mine historical production information

| | Year ended 30 June | | |
	2005	2004	2003
Production			
Ore milled ('000 Mt)	213	198	161
Recovered grade (g/t)	11.2	13.6	13.2
Gold produced (oz.)	76 314	85 715	68 096

Note:

1. Source: DRDGOLD 2005 Annual Report.

Gold production for the 10 months to October 2005 totalled 57 427oz.

Cash costs increased in fiscal 2005, primarily due to lower grades and transport and logistics costs. Given that approximately 24% of the production costs of the mine are spent on transportation and logistics due to its remoteness, the higher cost of fuel had a material impact on the costs of the logistics involved in keeping the mine supplied with consumables and services.

4.3.6 *Exploration and development*

Tolukuma has eleven ELs and a mining license, ML104. ML104 covers an area of approximately 8km^2 whilst the eleven ELs cover over 9 000km^2 located within 40 minutes flying radius of the mine site. The Tolukuma ELs are being explored using geophysical surveys, interpretation of satellite images, mapping and sampling of streams. This is followed up by detailed mapping, trenching and drilling of prospective target areas.

Exploration during the year ended 30 June 2005 was focused on finding resources for mill feed. Much of this work involved diamond drilling concentrated mostly within ML104. A total of 68 holes have been drilled for a total of 23 487m. Some regional exploration was also carried out in a few of the outer ELs.

The short-term exploration focus will continue to be on increasing the resource base at and around the Tolukuma Mine. In addition, an intensive diamond-drilling program with associated fieldwork is planned for the coming year. This work is aimed at testing more than sixteen drill targets identified and classified within ML104 and regional exploration work on ELs outside ML104.

4.3.7 *Reserves and resources*

Proved and Probable Ore Reserves for the Tolukuma section of the Tolukuma Mine, as at 30 June 2005, were 0.22Moz., determined assuming a gold price of PGK 1 313/oz. (US$420/oz.).

The current 30 June 2005 Mineral Resource and Ore Reserve estimates are set out below.

Tolukuma Mine resource and reserve estimates – June 2005

Category	Tonnage kt	Grade g/t Au	Contained gold koz.
Mineral Resources			
Measured	88	42.1	119
Indicated	161	29.0	150
Inferred	371	23.2	277
Total Mineral Resources	**620**	**27.4**	**546**
Ore Reserves			
Proved	166	17.8	95
Probable	261	14.6	122
Total Ore Reserves	**427**	**15.8**	**218**

Note:

1. Mineral Resources and Ore Reserves are based on an underground cut-off of 8.0g/t Au and 3.7g/t Au surface/open pit cutoff and a gold price of US$420/oz.

While the Ore Reserves represent only approximately two years of production, this has been the level of reserves over the last five years. The ounces in the Ore Reserves have actually increased by a modest amount each year over the last five years, with new reserve definition more than offsetting depletion through mining. Because the bulk of the sample data on which the measured and indicated estimates are based comes from the sampling of ore development and development is rarely more than one or two years ahead of production, there is a limit to the material which can be readily brought into reserves.

Tolukuma Mine historical resource and reserve information

	Tonnage kt	Grade g/t Au	Contained gold koz.
Mineral Resources			
30 June 2005	620	27.4	546
30 June 2004	520	28.5	477
30 June 2003	304	35.2	344
Ore Reserves			
30 June 2005	427	15.8	218
30 June 2004	349	18.1	204
30 June 2003	310	14.5	144

Notes:

1. Mineral Resources as at 30 June 2003 are based on a gold price of US$350/oz. and cut-off grade of 7.0g/t.

2. Mineral Resources as at 30 June 2004 are based on a gold price of US$400/oz. and cut-off grade of 7.0g/t for underground and 4.5g/t for surface and open pit.

3. Mineral Resources and Ore Reserves as at 30 June 2005 are based on a gold price of US$420/oz. and cut-off grade of 8.0g/t for underground and 3.7g/t for surface and open pit.

4.3.8 *Historical financial information on Tolukuma*

Set out below is a summary of key financial information relating to Tolukuma for the financial years ended 30 June 2003, 2004 and 2005. The financial information for Tolukuma is prepared in accordance with International Accounting Standards.

Tolukuma historical financial information

	30 June 2005 PGK'000	30 June 2004 PGK'000	30 June 2003 PGK'000
Revenue	105 481	111 895	90 275
Operating costs	(107 711)	(103 547)	(93 263)
Profit before interest and taxes	**(2 230)**	**8 348**	**(2 988)**
Finance costs	(1 419)	(748)	(2 350)
Profit before tax	**(3 649)**	**7 600**	**(5 338)**
Income tax expense	(27)	–	(1 265)
Net profit	**(3 676)**	**7 600**	**(6 603)**

Notes:

1. The fundamental accounting assumptions recognised as appropriate for the measurement and reporting of results, cash flow and the financial position have been followed in the preparation of these financial statements.

2. The above financial information has been extracted from DRDGOLD's report to shareholders for the six months ended 30 June 2005.

3. The above financial information has been audited.

4.3.9 *Other*

Tolukuma maintains community development projects both locally and in downstream communities, but management of the local community remains challenging.

Further information regarding Tolukuma and the Tolukuma Mine is available in the Independent Technical Report which can be accessed on DRDGOLD's website at www.drdgold.com.

5. **INTERESTS OF DRD (OFFSHORE), DRD (IOM) AND DRDGOLD**

5.1 **DRD (Offshore)**

DRDGOLD has incorporated DRD (Offshore) as a wholly owned subsidiary of DRDGOLD in order to implement the restructuring and the Emperor transaction.

The board of directors of DRD (Offshore) comprises:

– Geoffrey Charles Campbell

– Michael Guy Gisborne

– Paul Flood Matthews

– Mark Michael Wellesley-Wood (Alternate – John William Cornelius Sayers)

Subsequent to the completion of the restructuring and the Emperor transaction, the board of directors of DRD (Offshore) and the emoluments of the directors of DRD (Offshore) shall not change.

The directors of DRD (Offshore) are all directors of DRD (IoM). None of the directors of DRD (Offshore) have an interest in the securities of DRD (IoM).

The directors of DRD (Offshore) do not have any interest in the securities of DRD (Offshore).

Geoffrey Charles Campbell, Mark Michael Wellesley-Wood and John William Cornelius Sayers are directors of DRDGOLD.

Save as disclosed below, none of the directors of DRD (Offshore) have any interest in DRDGOLD.

At the last practicable date, the directors of DRD (Offshore) held, in aggregate, 240 797 (0.078%) DRDGOLD shares beneficially, non-beneficially, directly and indirectly, in the issued capital of the company. Details of their individual shareholdings are set out in the table below.

	Number of shares		
Director	Beneficial Direct	Beneficial Indirect	Non-beneficial
Executive			
M M Wellesley-Wood	240 797	–	–
Non-executive			
G C Campbell	–	–	–
M Gisborne	–	–	–
P Matthews	–	–	–
Total	**240 797**	**–**	**–**

5.2 **DRD (IoM)**

DRDGOLD holds 100% of the issued share capital of DRD (IoM).

In order to implement the restructuring, DRDGOLD's shareholder loan to DRD (IoM) will be capitalised through the issue by DRD (IoM) of additional shares to DRDGOLD.

The board of directors of DRD (IoM) comprises:

– Geoffrey Charles Campbell

– Michael Guy Gisborne

– Paul Flood Matthews

– Mark Michael Wellesley-Wood (Alternate – John William Cornelius Sayers)

Subsequent to completion of the restructuring and the Emperor transaction, the emoluments of the current board of directors shall not change.

The current directors of DRD (IoM) are all directors of DRD (Offshore). None of the directors of DRD (IoM) have an interest in the securities of DRD (Offshore).

The directors of DRD (IoM) do not have any interest in the securities of DRD (IoM).

Geoffrey Charles Campbell, Mark Michael Wellesley-Wood and John William Cornelius Sayers are directors of DRDGOLD.

Save as disclosed below, none of the directors of DRD (IoM) have any interest in DRDGOLD.

At the last practicable date, the directors of DRD (IoM) held, in aggregate, 240 797 (0.078%) DRDGOLD shares beneficially, non-beneficially, directly and indirectly, in the issued capital of the company. Details of their individual shareholdings are set out in the table below.

	Number of shares		
Director	**Beneficial Direct**	**Beneficial Indirect**	**Non-beneficial**
Executive			
M M Wellesley-Wood	240 797	–	–
Non-executive			
G C Campbell	–	–	–
M Gisborne	–	–	–
P Mathews	–	–	–
Total	**240 797**	**–**	**–**

5.3 **DRDGOLD**

5.3.1 *Interests of DRDGOLD in DRD (IoM) and DRD (Offshore)*

DRDGOLD holds 100% of the issued ordinary share capital of DRD (IoM) and DRD (Offshore).

Subsequent to completion of the restructuring and the Emperor transaction, DRDGOLD will hold 100% of the issued ordinary share capital of DRD (Offshore), DRD (Offshore) will hold approximately 88.3% of the issued ordinary share capital of Emperor and Emperor will hold 100% of the issued ordinary share capital of DRD (IoM) (refer to diagram in paragraph 3.1 above).

5.3.2 **_Information relating to DRDGOLD directors_**

Director	Portfolio	Business address
Executive		
Mark Michael Wellesley-Wood	Chief Executive Officer	Ebsco House 4, 299 Pendoring Avenue Blackheath, Johannesburg, 2195
John William Cornelius Sayers	Chief Financial Officer	Ebsco House 4, 299 Pendoring Avenue Blackheath, Johannesburg, 2195
Non-executive		
Geoffrey Charles Campbell	Chairman	42 Half Moon Lane, London SE24 9NU, United Kingdom
James Turk	Director	ASL House, 12 – 14 David Place St. Helier Jersey, British Channel Islands, JE2 4TD
Robert Peter Hume	Independent Director	Sasfin Frankel Pollak, Beach Road East London, 5210, South Africa
Douglas John Meldrum Blackmur	Independent Director	25 Bay Hill Terrace, Sunset Links Milnerton, Cape Town, 7441 South Africa

5.3.3 **_DRDGOLD directors' interests in the capital of DRDGOLD_**

At the last practicable date, the directors of DRDGOLD held, in aggregate, 269 642 (0.087%) DRDGOLD shares beneficially, non-beneficially, directly and indirectly, in the issued capital of the company. Details of their individual shareholdings are set out in the table below.

	Number of shares		
Director	**Beneficial Direct**	**Beneficial Indirect**	**Non-beneficial**
Executive			
M M Wellesley-Wood	240 797	–	–
J W C Sayers	–	–	–
Non-executive			
G C Campbell	–	–	–
J Turk	–	13 000	–
R P Hume	–	15 845	–
D Blackmur	–	–	–
Total	**240 797**	**28 845**	**–**

5.3.4 *DRDGOLD directors' share options*

At the last practicable date, the directors of DRDGOLD held the following share options, issued in terms of the Durban Roodepoort Deep (1996) Share Option Scheme.

Director	Number of options	Strike price	Share option Issue period – lapse period
Executive			
M M Wellesley-Wood	218 750	15.81	26/03/2002 – 26/03/2012
	165 762	18.51	30/04/2002 – 30/04/2012
	166 900	29.10	23/10/2002 – 23/10/2012
	256 700	19.05	22/04/2003 – 22/04/2013
	215 800	17.53	27/10/2003 – 27/10/2013
	57 710	5.50	17/06/2005 – 17/06/2015
	1 023 912		
J W C Sayers	–	–	–
Non-executive			
J Turk	–	–	–
R P Hume	8 750	7.26	01/10/2001 – 01/10/2011
	30 000	15.81	26/03/2002 – 26/03/2012
	10 700	29.10	23/10/2002 – 23/10/2012
	13 200	19.05	22/04/2003 – 22/04/2013
	11 100	17.53	27/10/2003 – 27/10/2013
	4 157	5.50	17/06/2005 – 17/06/2015
	73 750		
G C Campbell	20 000	18.61	20/03/2002 – 20/03/2012
	8 600	29.10	23/10/2002 – 23/10/2012
	14 300	19.05	22/04/2003 – 22/04/2013
	12 000	17.53	27/10/2003 – 27/10/2013
	3 094	5.50	17/06/2005 – 17/06/2015
	54 900		
D Blackmur	–	–	–

5.3.5 *DRDGOLD directors' dealings in securities*

On 16 December 2005, Mark Michael Wellesley-Wood purchased 100 000 Emperor shares at A$0.45 per Emperor share.

On 20 December 2005, Mark Michael Wellesley-Wood purchased 38 000 DRDGOLD shares at US$1.3668 per DRDGOLD share.

5.3.6 *DRDGOLD directors' interests in transactions*

None of the directors of DRDGOLD had or has any interests in any transactions that were undertaken by DRDGOLD, which are or were in their nature or condition material to the business of DRDGOLD and that were effected by DRDGOLD during the current or immediately preceding financial year, or during an earlier financial year and which remain in any respect outstanding.

5.3.7 *DRDGOLD directors' emoluments*

There will be no variation in the emoluments paid to the directors of DRDGOLD as a result of the restructuring and/or the Emperor transaction.

6. FINANCIAL INFORMATION RELATING TO DRDGOLD

6.1 Income statements of DRDGOLD

| | Notes | Years ended 30 June (audited) | | | |
		2002 R'000	2003 R'000	2004 R'000	2005 R'000
Turnover		2 638 994	2 408 598	2 192 142	1 668 562
Cost of sales		(2 360 853)	(2 316 688)	(2 221 597)	(1 650 069)
Operating profit/(loss)		278 141	91 910	(29 455)	18 493
Sundry income and expenditure		(979 829)	398 445	(192 761)	(153 885)
Impairments	1	(21 996)	(133 001)	(108 770)	(289 605)
Profit/(Loss) from operations		(723 684)	357 354	(330 986)	(424 997)
Net financing costs		31 455	60 500	88 914	(42 539)
Share of results from associates		–	(43 674)	–	(77 749)
Extraordinary items	2	20 808	106 372	382	68 254
Outside shareholders' interest		–	–	(46)	(11)
Profit/(Loss) for the year		(510 534)	370 905	(716 430)	(515 906)
EPS		(316)	202	(331)	(200)
HEPS		(315)	217	(328)	(114)

Source: DRDGOLD Annual Reports for the respective years.

Notes:

| | Years ended 30 June (audited) | | | |
	2002 R'000	2003 R'000	2004 R'000	2005 R'000
1. Impairments				
Mining assets and other assets	21 996	48 029	(2 488)	217 509
Loans to associate companies	–	84 972	88 855	72 096
Other	–	–	22 403	–
2. Extraordinary items				
Profit on sale of mining assets	3 360	15 663	382	11
Profit on sale of investments	17 448	1 376	–	3 000
Profit on sale of subsidiaries	–	89 333	–	65 243

6.2 Balance sheets for DRDGOLD

| | Years ended 30 June (audited) | | | |
	2002 R'000	2003 R'000	2004 R'000	2005 R'000
Assets				
Mining assets	771 885	578 528	956 051	799 112
Other non-current assets	382 576	674 435	488 128	365 831
Current assets	460 637	563 748	358 999	394 327
Inventories	86 661	59 100	103 493	103 298
Accounts receivable	126 644	172 828	114 612	49 837
Cash and cash equivalents	247 332	331 820	140 894	241 192
Capital and reserves				
Ordinary share capital	2 115 912	2 345 030	3 169 451	3 736 132
Retained earnings/(losses)	(1 677 890)	(1 888 964)	(2 605 394)	(3 121 300)
Liabilities				
Other non-current liabilities	263 340	428 388	461 253	250 399
Long-term liabilities	263 071	387 478	308 992	359 381
Current liabilities	650 665	544 779	463 043	328 814
Trade payables and provisions	475 586	373 234	383 736	222 694
Current portion of borrowings	165 561	142 435	58 450	64 685
Current tax liabilities	4 002	–	9 384	32 281
Bank overdraft	5 516	29 110	11 473	9 154

6.3 Accounting policies

The financial statements are prepared on the historical cost accounting basis, as modified by the revaluation of certain financial instruments to fair value. The accounting policies adopted by the DRDGOLD group are in accordance with South African Statements of Generally Accepted Accounting Practice and are consistent with those applied in previous years.

6.4 Material changes

On 13 December 2005, the chairman of DRDGOLD SA announced that, as a consequence of continuing seismicity, a new mining plan was being implemented at Blyvooruitzicht Gold Mining Company Limited, a wholly owned subsidiary of DRDGOLD SA. The new mining plan will result in a reduction in yield but the impact will be offset to some degree by an increase in tonnage. Blyvooruitzicht Gold Mining Company Limited reported seismicity-induced impacts on production at the end of the September 2005 quarter. A consequent risk review, together with continuing seismicity affecting approximately 30% of the mine's production had prompted the new mine plan.

6.5 Unaudited pro forma financial effects of the restructuring and the Emperor transaction post completion of the SA transactions

DRDGOLD shareholders are referred to the announcement published on 27 October 2005, in which details of the SA transactions were disclosed.

The unaudited pro forma financial effects of the restructuring, the Emperor transaction and the SA transactions on the EPS, HEPS of DRDGOLD for the financial year ended 30 June 2005 and the NAV and TNAV at that date are set out in the table below. These pro forma financial effects have been prepared for illustrative purposes only in order to provide information on how the restructuring, the Emperor transaction and the SA transactions might have affected the results, changes in equity and financial position of DRDGOLD and, because of their nature, may not give a true reflection of the actual financial effects of the above transactions.

	Before the SA transactions and the Emperor transaction (cents)	After the SA transactions and before the Emperor transaction (cents)	After the SA transactions and the Emperor transaction (cents)	Change (%)
EPS	(200)	(233)	(42)	82
HEPS	(114)	(127)	(141)	(11)
NAV	208	182	348	91
TNAV	208	182	348	91

Notes:

1. The EPS and HEPS, as set out in the "Before the SA transactions and the Emperor transaction" column of the table, are based upon the audited income statement of DRDGOLD for the financial year ended 30 June 2005 and a weighted average of 257 695 796 DRDGOLD shares in issue.

2. The NAV and TNAV, as set out in the "Before the SA transactions and the Emperor transaction" column of the table, are based upon the audited balance sheet of DRDGOLD as at 30 June 2005 and 296 206 048 DRDGOLD shares in issue.

3. The EPS and HEPS, as set out in the "After the SA transactions and before the Emperor transaction" and the "After the SA transactions and the Emperor transaction" columns of the table, are based upon a weighted average of 262 147 015 DRDGOLD shares in issue and the assumptions that the restructuring, the Emperor transaction and the SA transactions occurred on 1 July 2004 and that any DRDGOLD shares issued in respect of the SA transactions were issued on such date.

4. The NAV and TNAV, as set out in the "After the SA transactions and before the Emperor transaction" and the "After the SA transactions and the Emperor transaction" columns of the table, are based upon 300 657 267 DRDGOLD shares in issue and the assumptions that that the restructuring, the Emperor transaction and the SA transactions occurred on 30 June 2005 and that any DRDGOLD shares issued in respect of the SA transactions were issued on such date.

7. **SPECIAL ARRANGEMENTS**

Following completion of the Emperor transaction, persons currently working on secondment from DRD (IoM) and DRD Australasia Services will cease to be employed by the DRDGOLD group and will become full time employees of Emperor or its subsidiaries.

On 1 December 2005, Geoffrey Charles Campbell, who is currently the non-executive chairman of DRDGOLD, was appointed as non-executive director of DRD (IoM) in terms of a two-year contract.

With effect from 30 November 2005, Ian Louis Murray resigned as a director of DRDGOLD. On 1 December 2005, Mr Murray was appointed as Corporate Development Consultant to DRDGOLD. In terms of a consultancy agreement entered into between Mr Murray and DRDGOLD, upon successful completion of the Emperor transaction, Mr Murray will receive shares in Emperor, or in the alternative DRDGOLD, for a value of not less than A$100,000.

Other than as disclosed above, there are no agreements, arrangements or understandings (including any compensation arrangements) existing between DRDGOLD, DRD (IoM), DRD (Offshore) and Emperor or any person acting in concert with such parties and any of the directors of such parties or persons who were directors of such parties within the previous 12 months, or holders of relevant securities or persons who were holders thereof within the previous 12 months, having any connection with the restructuring or the Emperor transaction.

8. **OPINIONS, RECOMMENDATIONS AND UNDERTAKINGS**

The board, excluding those directors who are directors of Emperor, has considered the terms and conditions of the restructuring and the Emperor transaction and is of the opinion that the restructuring and the Emperor transaction are in the interests of DRDGOLD shareholders.

The board recommends that DRDGOLD shareholders vote in favour of the ordinary resolution to implement the restructuring in terms of section 228 of the Act.

All the directors of DRDGOLD intend to vote in favour of the restructuring in respect of their own holdings of DRDGOLD shares.

9. **DIRECTORS' RESPONSIBILITY STATEMENT**

    The directors of DRDGOLD, whose names are given on page 9 of this circular:

    – have considered all statements of fact and opinion in this document;

    – accept, individually and collectively, full responsibility for such statements;

    – certify that, to the best of their knowledge and belief:

        – there are no omissions of material facts or considerations, that would make any statements of fact or opinion contained in this document false or misleading and have made all reasonable enquiries in this regard; and

        – that this document contains all information required by law and the SRP.

10. **GENERAL MEETING OF DRDGOLD ORDINARY SHAREHOLDERS AND DRDGOLD PREFERENCE SHAREHOLDERS**

    A general meeting of DRDGOLD ordinary shareholders and DRDGOLD preference shareholders will be held at 10:00 on Friday, 17 February 2006, at Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, Johannesburg, 2195, for the purpose of considering and, if deemed fit, passing a resolution to authorise the restructuring.

    A notice convening the general meeting is attached to and forms part of this circular.

11. **DOCUMENTS AVAILABLE FOR INSPECTION**

    The following documents, or copies thereof, will be available for inspection during normal office hours on any business day from Friday, 13 January 2006 to Friday, 17 February 2006, both days inclusive, at the registered offices of DRDGOLD, Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, Johannesburg, 2195:

    – DRDGOLD's memorandum and articles of association;

    – DRD (Offshore)'s memorandum and articles of association;

    – DRD (IoM)'s memorandum and articles of association;

    – the audited annual financial statements of DRDGOLD for the four years ended 30 June 2005;

    – the audited annual financial statements of DRD (IoM) for the four years ended 30 June 2005;

    – the sale and purchase agreement between DRDGOLD and DRD (Offshore) for the restructuring;

    – the sale and purchase agreement between DRD (Offshore) and Emperor for the Emperor transaction;

    – the Independent Technical Report;

    – a copy of the fair and reasonable opinion for the SA transactions;

    – a copy of the Exchange Control approval for the restructuring and the Emperor transaction; and

    – a copy of this circular signed by the directors of DRDGOLD.

By order of the board

DRDGOLD LIMITED

T J Gwebu
Secretary

Johannesburg
13 January 2006



DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY
ARBN number: 086 277 616
JSE share code: DRD
ISIN: ZAE 000058723
("DRDGOLD" or "the company")

Directors

G C Campbell†*	*(Non-Executive Chairman)*
M M Wellesley-Wood*	*(Chief Executive Officer)*
J W C Sayers*	*(Chief Financial Officer)*
J Turk‡**	
R P Hume†	
D Blackmur†***	

† Independent non-executive
‡ Non-executive

* British
** American
*** Australian

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of the holders of ordinary shares in DRDGOLD ("ordinary shareholders") and the holders of cumulative preference shares in DRDGOLD ("preference shareholders") will be held at 10:00 in the boardroom at Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, Johannesburg, 2195, on Friday, 17 February 2006 under the chairmanship of Mr Geoffrey Campbell, in his capacity as chairman of the board of directors of DRDGOLD or in his absence any other director chosen by the members present in person or by representative or agent or proxy, for the purposes of considering and, if deemed fit, passing, with or without modification, the resolution set out below.

ORDINARY RESOLUTION APPROVING THE RESTRUCTURING

"Resolved that the disposal by the company of its entire ordinary shareholding in the issued share capital of DRD (Isle of Man) Limited to DRD (Offshore) Limited ("DRD (Offshore)") on the terms and subject to the conditions set out in a written agreement between the company and DRD (Offshore) dated 4 January 2006 ("the sale agreement") the salient terms of which are set out in the circular dated 13 January 2006 to shareholders of the company, be and is hereby approved and the sale agreement be and is hereby ratified in terms of section 228 of the Companies Act, 1973, as amended, and that any one director of the company or the secretary of the company be and is hereby authorised to sign all such documents and do all such things as are necessary or requisite so as to give effect to and implement the terms of the disposal agreement and this resolution, and all actions taken in this regard be and are hereby ratified and confirmed."

VOTING AND PROXIES

Ordinary shareholders and preference shareholders may attend and vote at the general meeting.

Ordinary shareholders holding certificated ordinary shares in their own name, ordinary shareholders who have dematerialised their DRDGOLD ordinary shares and have elected own-name registration in the sub-register through a Central Securities Depositary Participants ("CSDP") and preference shareholders may attend, speak and vote in person at the general meeting, or may appoint one or more proxies (who need not be shareholders of DRDGOLD) to attend, speak and vote at the general meeting in the place of such DRDGOLD shareholder.

A form of proxy is attached to the circular to the DRDGOLD shareholders dated 13 January 2006 to which a copy of this notice of general meeting is attached. Duly completed forms of proxy must be lodged 48 hours prior to the start of the general meeting (which period excludes Saturdays, Sundays and public holidays), as follows:

- shareholders registered on the South African register, to Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg 2000) to reach them by no later than 10:00 (South African time) on Wednesday, 15 February 2006; or
- shareholders registered on the Australian register, to Computershare Investor Services Proprietary Limited, Level 2, 45 St George's Terrace, Perth, Western Australia, 6000 (GPO Box D182, Perth, Western Australia, 6840) to reach them by no later than 16:00 (Perth Western Australia time) on Wednesday, 15 February 2006; or
- shareholders registered on the Port Moresby register, to Capital Stockbrokers Limited, Level 2, AON Haus, Port Moresby (PO Box 2017, Port Moresby) to reach them by no later than 16:00 (Port Moresby time) on Wednesday, 15 February 2006; or
- shareholders holding DRDGOLD ordinary shares in the form of American Depositary Receipts, to The Bank of New York, Proxy Services Department, 101 Barclay Street New York, NY 10286 to reach them by no later than 16:00 (Eastern Standard time) on Tuesday, 14 February 2006; or
- shareholders registered on the United Kingdom register, to Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU to reach them by no later than 08:00 (GMT) on Wednesday, 15 February 2006.

Ordinary shareholders who have already dematerialised their DRDGOLD ordinary shares through a CSDP or broker and who have not selected "own-name" registration in the sub-register through a CSDP and ordinary shareholders who hold certificated ordinary shares through a nominee who wish to attend the general meeting of shareholders must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend or, if they do not wish to attend the general meeting of shareholders, but wish to be represented thereat, they must provide their CSDP or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy in terms of which he appoints a proxy to vote at the general meeting of shareholders.

Australian holders of CHESS Depositary Interests in DRDGOLD shares should complete the attached notice of direction (blue) and return it to CHESS Depositary Nominees Proprietary Limited, C/o Computershare Investor Services (Proprietary) Limited, Level 2, 45 St George's Terrace, Perth Western Australia 6000, by no later than 16.00 (Western Australian time) on Wednesday, 15 February 2006.

Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.

The holder of a share warrant to bearer who wishes to attend or be represented at the general meeting must deposit his share warrant at the bearer reception office of Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or must deposit his share warrant at the office of the French agents, Euro Emetteurs Finance, 48 Boulevard des Batignolles, 75850, Paris, Cedex 17, France, in both cases not later than 48 hours before the date appointed for the holding of the general meeting (which period excludes

Saturdays, Sundays and public holidays) and shall otherwise comply with the "Conditions governing share warrants" currently in force. Thereupon a form of proxy or an attendance form under which such share warrant holder may be represented at the general meeting shall be issued.

By order of the board

DRDGOLD LIMITED

T J Gwebu
Secretary

Johannesburg
13 January 2006

Registered office and postal address

In South Africa

Ebsco House 4, 299 Pendoring Avenue
Blackheath, Randburg
Johannesburg, 2195
(PO Box 390, Maraisburg, 1700)

In Port Moresby

Capital Stockbroker Limited
Level 2
AON Haus
Port Moresby
Papua New Guinea
(PO Box 2017, Port Moresby)

Depositary Bank

American Depositary Receipts
The Bank of New York
101 Barclay Street
New York, New York 10286
United States of America

Transfer secretaries

In South Africa

Ultra Registrar (Proprietary) Limited
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

In the United Kingdom

Capita IRG Plc
The Registry, 34 Beckenham Road
Beckenham, Kent, BR3 4TU

In Australia

Computershare Investor Services (Proprietary) Limited
Level 2, 45 St George's Terrace
Perth, Western Australia, 6000
(GPO Box D182, Perth, Western Australia, 6840)



DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY
ARBN number: 086 277 616
JSE share code: DRD
ISIN: ZAE 000058723
("DRDGOLD" or "the company")

FORM OF PROXY
FOR DRDGOLD ORDINARY SHAREHOLDERS AND DRDGOLD PREFERENCE SHAREHOLDERS

This form is to be used by the following persons only at the general meeting of shareholders of DRDGOLD to be held in the boardroom, Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, Johannesburg, 2195, on Friday, 17 February 2006 at 10:00 (South African time) ("the general meeting"): (1) DRDGOLD ordinary shareholders on the Port Moresby and the United Kingdom registers, (2) DRDGOLD ordinary shareholders on the South African register (this includes registered holders of certificated shares, Central Securities Depositary Participants' ("CSDPs") nominee companies, and shareholders who have dematerialised their ordinary shares and who have elected own-name registration through a CSDP), and (3) DRDGOLD cumulative redeemable preference shareholders (collectively, "shareholders"). DRDGOLD ordinary shareholders on the Australian register holding CHESS Depositary Interests should use the blue form attached to the notice of meeting.

DRDGOLD shareholders on the South African register who have already dematerialised their ordinary share through a CSDP or broker and who have not selected own-name registration and DRDGOLD shareholders who hold certificated ordinary shares through a nominee must **not** complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend the general meeting of shareholders or, if they do not wish to attend the general meeting, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP or nominee.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES.

I/We (BLOCK LETTERS please) _____

of _____

Telephone Work (   )   Telephone Home (   )

being the holder/s or custodian/s of [   ] DRDGOLD ordinary shares hereby appoint (see note 1 overleaf):

being the holder/s or custodian/s of [   ] DRDGOLD cumulative redeemable preference shares hereby appoint (see note 1 overleaf):

1. _____ or failing him/her,

2. _____ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend and speak and vote on a show of hands or on a poll for me/us and on my/our behalf at the general meeting to be held on 17 February 2006 for the purposes of considering and, if deemed fit, passing, with or without modification, the resolution to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolution and/or abstain from voting in respect of the DRDGOLD shares registered in my/our name as follows (see note 2 overleaf):

PART A – TO BE COMPLETED BY DRDGOLD ORDINARY SHAREHOLDERS

	For	Against	Abstain
Ordinary resolution 1 to authorise the restructuring			

PART B – TO BE COMPLETED BY DRDGOLD PREFERENCE SHAREHOLDERS

	For	Against	Abstain
Ordinary resolution 1 to authorise the restructuring			

and generally to act as my/our proxy at the said general meeting. (Tick whichever is applicable.) If no directions are given, the proxy holder will be entitled to vote or to abstain from voting, as that proxy holder deems fit. (See note 2 overleaf). Unless otherwise instructed, my proxy may vote as he thinks fit.

Signed at _____ on _____ 2006

Signature _____

Assisted by (where applicable) _____

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of DRDGOLD) to attend, speak and vote in place of that shareholder at the general meeting.

Please read the notes on the reverse side hereof.

Notes:

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instruction to his proxy must be indicated in the appropriate box by inserting the number of shares in respect of which the shareholder wishes his proxy to cast his votes.

3. Should there be no indication in the appropriate box as to how the shareholder wishes his votes to be cast by his proxy then the proxy will be deemed to have been authorised to vote or abstain from voting at the general meeting as the proxy deems fit.

4. A shareholder may instruct the proxy to vote in respect of less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A shareholder who gives no indication as to the number of shares in respect of which the proxy is entitled vote will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the shareholder's votes exercisable at the general meeting.

5. A complete form of proxy, to be effective, must reach the transfer secretaries in South Africa, the United Kingdom or Australia at least 48 hours before the time appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays).

6. The completion and lodging of this form of proxy by shareholders holding share certificates, CSDPs' nominee companies, and shareholders who have dematerialised their share certificates and who have elected own-name registration through a CSDP, will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof. Shareholders who have dematerialised their share certificates and who have not elected own-name registration through a CSDP and shareholders who hold certificated ordinary shares through a nominee who wish to attend the general meeting must instruct their CSDP or broker to issue them with the necessary authority to attend.

7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by DRDGOLD.

8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9. When there are joint holders of shares only one of such persons may sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the general meeting, submitted by the holder whose name appears first in the register of the company will be accepted.

10. The holder of a share warrant to bearer who wishes to attend or be represented at the general meeting must deposit his share warrant at the bearer reception office of Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or must deposit his share warrant at the office of the French agents, Euro Emetteurs Finance, 48 Boulevard des Batignolles, 75850, Paris, Cedex 17, France, in both cases not later than 48 hours before the date appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the "Conditions governing share warrants" currently in force. Thereupon a form of proxy or an attendance form under which such share warrant holder may be represented at the general meeting shall be issued.

Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.



DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY
ARBN number: 086 277 616
JSE share code: DRD
ISIN: ZAE 000058723
("DRDGOLD" or "the company")

NOTICE OF DIRECTION

Holders of CHESS Depositary Interests ("CDI's") should use this form to direct CHESS Depositary Nominees Proprietary Limited ("CHESS") how to vote on the resolutions as detailed below. The CDI Notice of Direction gives your voting instructions to CHESS to enable them to vote the underlying shares on your behalf.

Name _____

Address _____

_____

To: CHESS DEPOSITARY NOMINEES PROPRIETARY LIMITED

I/We being the holder of CDIs of the company direct CHESS DEPOSITARY NOMINEES Proprietary Limited to vote for me in respect of all the CDIs held in my name at the general meeting of the company to be held on Friday, 17 February 2006 at Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, Johannesburg, Gauteng, South Africa, 2195, at 10:00 (South African time) and at any and all adjournments of that meeting. I direct CHESS to vote as follows:

(Please indicate with an "X" or tick in the appropriate space how you wish your votes to be DRDGOLD).

	For	Against	Abstain
Ordinary resolution 1 – Authorising the restructuring			

and generally to act as my/our proxy at the said general meeting of shareholders. (Tick whichever is applicable. If no directions are given your vote will be deemed invalid.)

Signed at _____ on _____ 2006

Signature/s _____

_____

Notes:

1. A CDI holder should instruct CHESS how to vote by indicating with an "X" in the appropriate spaces how the votes are to be cast.

2. A CDI holder may instruct CHESS to vote in respect of less than the total number of CDIs held by inserting the relevant number of CDIs in the appropriate box provided. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast may not exceed the total of the votes exercisable.

3. Any alteration or correction made to the notice of direction must be initialled by the signatory.

4. Each holder must sign this form. If your CDIs are held in joint names, all holders must sign/or (depending on the company's constitution) any one holder may sign. If you are signing as an Attorney, then the Power of Attorney must have been noted by the Company's Australian Registry or a certified copy of it must accompany this form.

5. To be effective, a completed CDI notice of direction must reach CHESS Depositary Nominees Proprietary Limited, C/o Computershare Investor Services Proprietary Limited, Level 2, 45 St George's Terrace, Perth Western Australia, 6000 or GPO Box D182, Perth Western Australia, 6840 at least 48 hours before the time appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays).

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